SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)(1)

Silicon Storage Technology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

 827057100

(CUSIP Number)

Riley Investment Management LLC

Attn:  Bryant R. Riley

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

———————

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 827057100	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 495,788
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 495,788
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 495,788
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .5%(1)
14	TYPE OF REPORTING PERSON* PN

———————

(1) Based on 104,192,412 shares of common stock of Silicon Storage Technology, Inc. (the “Issuer”) outstanding at February 9, 2008, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission on March 18, 2008.

CUSIP No. 827057100	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 1,255,462(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,711,290(2)
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,255,462 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,711,290 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,471,752(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%(3)
14	TYPE OF REPORTING PERSON* IA

———————

(1) Because Riley Investment Management LLC has sole investment and voting power over 495,788 shares of Common Stock held by Riley Investment Partners Master Fund, L.P., and 759,674 shares held by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

(2) Riley Investment Management LLC has shared voting and dispositive power over 3,711,290 shares of Common Stock held in accounts of its investment advisory clients, 3,216,290 of which are held in accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P. Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

CUSIP No. 827057100	13D	Page 4

(3) Based on 104,192,412 shares of common stock of Silicon Storage Technology, Inc. (the “Issuer”) outstanding at February 9, 2008, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission on March 18, 2008.

CUSIP No. 827057100	13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co. Retirement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES	7	SOLE VOTING POWER 50,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 50,000
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .1%(1)
14	TYPE OF REPORTING PERSON* IN

———————

(1) Based on 104,192,412 shares of common stock of Silicon Storage Technology, Inc. (the “Issuer”) outstanding at February 9, 2008, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission on March 18, 2008.

CUSIP No. 827057100	13D	Page 6

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 63,786
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,005,088(1)
EACH REPORTING	9	SOLE DISPOSITIVE POWER 63,786
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,005,088(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,068,874
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%(2)
14	TYPE OF REPORTING PERSON* BD

———————

(1) B. Riley & Co., LLC  has shared voting and dispositive power over 1,005,088 shares of Common Stock held by a managed account, with which it is indirectly affiliated.

(2) Based on 104,192,412 shares of common stock of Silicon Storage Technology, Inc. (the “Issuer”) outstanding at February 9, 2008, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission on March 18, 2008.

CUSIP No. 827057100	13D	Page 7

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 1,377,248(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,716,378(2)
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,377,248(1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 4,716,378(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,598,626(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%(3)
14	TYPE OF REPORTING PERSON* IN

———————

(1) Because Riley Investment Management LLC has sole voting and investment power over security holdings of Riley Investment Partners Master Fund, L.P.’s and certain managed accounts of its investment advisory clients and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 495,788 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 759,674 shares held in managed accounts by its investment advisory clients. Includes 50,000 shares held by the B. Riley & Co. Retirement Trust, of which Mr. Riley is the trustee.  Includes 63,786 shares held by B. Riley & Co., LLC over which Mr. Riley has sole voting and dispositive power.  Includes 8,000 shares held by Mr. Riley’s children.

CUSIP No. 827057100	13D	Page 8

(2) Riley Investment Management LLC has shared voting and dispositive power over 3,711,290 shares of Common Stock held in accounts of its investment advisory clients, 3,216,290 of which are held in accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P.   B. Riley & Co., LLC Inc. has shared voting and dispositive power over 1,005,088 shares of Common Stock held by a managed account, with which it is indirectly affiliated.  Mr. Riley is the Chairman and sole indirect equity owner of B. Riley & Co., LLC.

 (3) Based on 104,192,412 shares of common stock of Silicon Storage Technology, Inc. (the “Issuer”) outstanding at February 9, 2008, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission on March 18, 2008.

CUSIP No. 827057100	13D	Page 9

Item 4.

Purpose of the Transaction

Item 4 here is hereby amended to add the following:

On April 10, 2008, RIP sent a letter to the Issuer nominating Mr. Riley, Eric Singer, Melvin Keating and Bob D’Agostino for election to the Issuer’s Board of Directors at the Issuer’s 2008 annual meeting.  The foregoing description of the letter is qualified in its entirety by reference to the letter attached as Exhibit A.

Each of RIP’s nominees have consented to be named in the proxy statement filed or distributed on behalf of RIP or RIM in connection with the solicitation of proxies for their election and to serve as a director if elected pursuant to such solicitation.  The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by the nominees, other than those held by Mr. Riley.

The taking of the actions proposed by the Reporting Persons at the annual meeting of Issuer’s stockholders described above would result in a change in the Issuer’s present board of directors and management.

Item 5.

Interest in Securities of the Issuer

See Item 4.

(c)

In the ordinary course of business, BRC may effect transactions in connection with its ordinary course market making activities, as well as for customer transactions.  The transactions effected by the other Reporting Persons in Common Stock that have taken place in the past 60 days are set forth on Exhibit A of Exhibit A.

Item 7.

Material to be filed as Exhibits

Exhibit A  Letter, dated April 10, 2008, to the Issuer nominating directors for election at the annual meeting of stockholders.

CUSIP No. 827057100	13D	Page 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2008

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

B. Riley & Co. Retirement Trust

By:	/s/ Bryant R. Riley
Bryant R. Riley, Trustee

B. Riley & Co., LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Chairman

By:	/s/ Bryant R. Riley
Bryant R. Riley

Silicon Storage Technology, Inc.

EXHIBIT A

Riley Investment Partners Master Fund, L.P.

c/o Riley Investment Management LLC

11100 Santa Monica Boulevard, Suite 810

Los Angeles, CA  90025

April 10, 2008

Silicon Storage Technology, Inc.

1171 Sonora Court

Sunnyvale, California  94086

Attention:  Secretary

Dear Sir or Madam:

In accordance with Section 5 of Article III the Bylaws of Silicon Storage Technology, Inc. (the “Company”), the undersigned shareholder of the Company (the “Shareholder”) hereby nominates Bryant Riley, Eric Singer, Melvin Keating and Bob D’Agostino for election to the Company’s Board of Directors at the Company’s 2008 annual meeting.

This letter and all Exhibits and enclosures hereto are collectively referred to as the “Notice.”  Accordingly, this Notice shall serve to satisfy the nomination requirements of Section 5 of Article III of the Bylaws of the Company as to the below described nominations.

Information Regarding the Shareholder

The Shareholder holds, in the aggregate, 495,788 shares of common stock, without par value (“Common Stock”), of the Company.  Of those 495,788 shares of Common Stock, the Shareholder holds of record 1,000 shares of Common Stock.

The name and address of the Shareholder is:

Riley Investment Partners Master Fund, L.P.

c/o Riley Investment Management LLC

11100 Santa Monica Boulevard, Suite 810

Los Angeles, CA  90025

Director Nominations

Exhibit A to this Notice and other enclosures sets forth certain additional information about Bryant Riley, Eric Singer, Melvin Keating and Bob D’Agostino (each of such foregoing persons, a “Nominee”) and the Shareholder, consisting of information required under Section 5(c) of the Bylaws of the Company and Regulation 14A of the Securities and Exchange Act of 1934.  Each of the Nominees has consented to being named in the proxy statement filed or distributed on behalf of the Shareholder in connection with the solicitation of proxies for the election of the Nominees to the Company’s Board of Directors and to serve as a director of the Company if elected pursuant to that solicitation.  Copies of such consents are enclosed.

If elected, the Nominees would take an active role on the Company’s Board of Directors.  We believe their active involvement should be embraced by the current Board, management, employees and shareholders alike.  The goal of the Nominees would be to maximize the potential of the Company’s assets while generating consistent superior financial returns for shareholders and fostering a positive environment for employees.

We have no reason to believe that any of the Nominees will be disqualified or unwilling or unable to serve if elected. We reserve the right to nominate substitute persons if the Company makes or announces any changes to its

Silicon Storage Technology, Inc.

Bylaws, or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any of the Nominees.  If any individual Nominee shall be unable to serve, this Notice shall continue to be effective with respect to the remaining Nominees and as to any replacement Nominee selected by the Shareholder.

To the extent that the size of the Board of Directors is increased above seven (7), then the Shareholder reserves the right to nominate additional nominees to be elected to the Company’s Board of Directors at the annual meeting.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of the Shareholder that any attempt to increase the size of the current Board of Directors or to reconfigure or reconstitute the classes on which the current directors serve constitutes an unlawful manipulation of the Company’s corporate machinery.

Sincerely,

Riley Investment Partners Master Fund, L.P.

By:	Riley Investment Management, LLC, its General Partner

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Attachments

Enclosures

EXHIBIT A

NOMINEES FOR DIRECTOR

Bryant Riley, age 41.  Mr. Riley’s principal occupation or employment is founder and Managing Member of Riley Investment Management LLC and founder and Chairman of B. Riley & Co., LLC, a Southern California-based brokerage and investment banking firm providing research and trading ideas primarily to institutional investors.  Founded in 1997, B. Riley & Co., LLC also has offices in San Francisco, Newport Beach, New York and Philadelphia.  Riley Investment Management LLC is an investment adviser, which provides investment management services, and is the general partner of Riley Investment Partners Master Fund, L.P.  Mr. Riley serves on the board of directors of Aldila, Inc., Alliance Semiconductor Corporation, DDi Corp., and Kitty Hawk, Inc.

Prior to 1997, Mr. Riley held a variety of positions in the brokerage industry, primarily as an institutional salesman and trader.  From October 1993 to January 1997 he was a co-head of Equity at Dabney-Resnick, Inc., a Los Angeles-based brokerage firm.  From 1991 to 1993 he was a co-founder of Huberman-Riley, a Texas-based brokerage firm.  Mr. Riley graduated from Lehigh University in 1989 with a B.S. in finance.

Mr. Riley’s business address is Riley Investment Management LLC, 11100 Santa Monica Blvd., Suite 810, Los Angeles, CA  90025.

Eric Singer, age 34.  Mr. Singer’s principal occupation or employment is Senior Investment Analyst at Riley Investment Management LLC since July 2007.  Riley Investment Management LLC is an investment adviser, which provides investment management services and is the general partner of Riley Investment Partners Master Fund, L.P.  Mr. Singer began his career at WisdomTree Capital Management in New York from 1995 to 2000 and was affiliated with Singer Capital Management from 2001 to 2003. Most recently, from 2003 to June 2007 Mr. Singer managed private portfolios for Alpine Resources LLC and its related entities. Mr. Singer is a 1995 graduate of Brandeis University.

Mr. Singer’s business address is 825 Third Avenue, 33rd Floor New York, New York, 10019.

Melvin Keating, age 61.  Mr. Keating’s principal occupation or employment is President and CEO of Alliance Semiconductor Corporation since March 2006.  Mr. Keating serves on the board of directors of LCC International and Kitty Hawk, Inc.

Prior to March 2006, Mr. Keating served as Interim President and Chief Executive Officer of Alliance Semiconductor Corporation from December 2005 to March 2006, and served as its Interim Chief Financial Officer from December 1, 2005 until January 13, 2006.  Prior to that, Mr. Keating served as a special consultant to Alliance Semiconductor Corporation beginning in October 2005, reporting directly to its board of directors.  Before joining Alliance Semiconductor Corporation, Mr. Keating served as Executive Vice President, Chief Financial Officer and Treasurer of Quovadx, Inc. from April 2004 to September 2005.  From 1997 to 2004, Mr. Keating served as a strategy consultant to Warburg Pincus Equity Partners, a private equity and venture capital firm, where he sourced deals and performed due diligence.  Mr. Keating holds two Masters degrees from the University of Pennsylvania, Wharton School.

Mr. Keating’s business address is Alliance Semiconductor Corporation, 4633 Old Ironsides Dr., Suite 240, Santa Clara, CA 95054.

Bob D’Agostino, age 41.  Mr. D’Agostino’s principal occupation or employment is President of Q-mation since 1999.  Q-mation is a leading supplier of software solutions targeted at increasing operational efficiencies and asset performance in large manufacturing companies.  After joining Q-mation in 1990, Mr. D’Agostino held various sales, marketing, and operation management positions prior to his appointment as President in January 1999.  Q-mation operates out of offices in Philadelphia, Boston and Cleveland, focusing primarily on software for the food, pharmaceutical, and consumer products industries.  Mr. Keating serves on the board of directors of Alliance Semiconductor Corporation.  Mr. D’Agostino graduated from Lehigh University with a B.S. in Chemical Engineering.

Mr. D’Agostino’s business address is Q-mation, 425 Caredean Dr., Horsham, PA 19044.

None of the above Nominees is employed by the Company.  All of the above Nominees are citizens of the United States.

None of the above Nominees, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the past ten years or, within the past five years, (i) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation with respect to such laws; (ii) was a party to a civil proceeding which ultimately mandated activities that were subject to federal securities laws; or (iii) was a party to any proceeding under federal bankruptcy laws, state insolvency laws or any other proceeding described in Item 401(f) of Regulation S-K.

None of the above Nominees, except as shown in this Notice, or, with respect to items (i), (vii) and (viii) of this paragraph, any associate or any member of the immediate family (as defined for purposes of Item 404(a) of Regulation S-K) of the foregoing persons (i) owns beneficially, directly or indirectly, any securities of the Company; (ii) owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (iii) owns any securities of the Company of record but not beneficially; (iv) has purchased or sold any securities of the Company within the past two years; (v) has incurred indebtedness for the purpose of acquiring or holding securities of the Company (other than pursuant to margin or leverage in the ordinary course); (vi) is or has within the past year been a party to any contract, arrangement or understanding with respect to any securities of the Company; (vii) since the beginning of the Company’s last fiscal year has been indebted to the Company or any of its subsidiaries in excess of $120,000; or (viii) has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.  In addition, except as set forth in this Notice, none of the Nominees, any associates or members of the immediate family of the foregoing persons, has, had or is to have a direct or indirect material interest in any transaction or proposed transaction with the Company in which the amount involved exceeds $120,000, since the beginning of the Company’s last fiscal year.

None of the above Nominees, since the beginning of the Company’s last fiscal year, has been affiliated (as an officer, director, ten percent owner or otherwise) with (i) any entity that made or received, or during the Company’s current fiscal year proposes to make or receive, payments to or from the Company or its subsidiaries for property or services in excess of five percent of either the Company’s or such entity’s consolidated gross revenues for its last full fiscal year; or (ii) any entity to which the Company or its subsidiaries were indebted at the end of the Company’s last full fiscal year in an aggregate amount exceeding five percent of the Company’s total consolidated assets at the end of such year.  None of the above Nominees are, or during the Company’s last fiscal year have been, affiliated in any way with any law or investment banking firm that has performed or proposes to perform legal or investment banking services for the Company. The Company engaged B. Riley & Co., LLC as one of the brokers to effect its announced repurchase program.

None of the corporations or organizations in which the above Nominees have conducted their principal occupation or employment was a parent, subsidiary or other affiliate of the Company, and the Nominees do not hold any position or office with the Company or have any family relationship with any executive officer or director of the Company nor have they been involved in any proceedings, legal or otherwise, of the type required to be disclosed in a proxy statement relating to the Company by the SEC’s proxy rules.

The following are the number of shares of Common Stock beneficially owned by each of the above Nominees as of the date of the Notice:

Name	Number of Shares of Common Stock Beneficially Owned
Bryant R. Riley*	5,598,626
Eric Singer	0
Melvin Keating	0
Bob D’Agostino	0

*

Includes 495,788 shares beneficially owned by Riley Investment Partners Master Fund, L.P., 1,000 of which are held of record.  Includes 759,674 shares owned by investment advisory clients of Riley Investment Management LLC, over which shares Riley Investment Management LLC has sole voting and dispositive power.    Includes 3,711,290 shares owned by investment advisory clients of Riley Investment Management LLC, 3,216,290 of which are held in managed accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P., over which shares Riley Investment Management LLC has shared voting and dispositive power; Mr. Riley disclaims beneficial ownership of the non-affiliated shares.   Includes 63,786 shares beneficially owned by B. Riley & Co., LLC and 1,005,088 shares held by an indirectly affiliated managed account of B. Riley & Co., LLC.  Mr. Riley is the sole indirect equity owner of Chairman of B. Riley & Co., LLC.  Includes 50,000 shares beneficially owned by B. Riley & Co. Retirement Trust, of which Mr. Riley is the trustee.  Includes 8,000 shares beneficially owned by Mr. Riley’s children.  The address of B. Riley & Co., LLC and B. Riley & Co. Retirement Trust is 11100 Santa Monica Blvd., Suite 800, Los Angeles, CA  90025.  The address of the other entities is 11100 Santa Monica Blvd., Suite 810, Los Angeles, CA  90025.

The following is a list of transactions in Common Stock by the Nominees and certain other persons during past two years.

Name	Trans Code	Quantity	Price	Trade Date
Riley Investment Partners Master Fund, L.P.	BY	94,950	3.6193	7/26/2007
	BY	50,361	3.62	7/27/2007
	BY	126,493	3.6073	7/30/2007
	BY	478,587	3.6092	7/31/2007
	BY	255,407	3.6068	8/1/2007
	BY	252,405	3.5618	8/2/2007
	BY	28,958	3.5363	8/3/2007
	SL	(18,342)	3.2208	8/6/2007
	BY	72,886	2.93	8/7/2007
	SL	(160,125)	2.9	8/8/2007
	BY	95,914	2.9175	8/8/2007
	BY	68,005	2.7499	8/10/2007
	SL	(1,287,161)	3.12	8/13/2007
	BY	546,286	3.09	8/13/2007
	BY	240,568	3.0826	8/14/2007
	BY	351,985	3.0221	8/15/2007
	BY	120,977	2.992	8/16/2007
	BY	51,520	3.0181	8/17/2007
	BY	50,000	3.02	8/20/2007
	BY	30,924	3.02	8/21/2007
	BY	95,328	3.051	8/22/2007
	BY	102,498	3.1207	8/24/2007

Name	Trans Code	Quantity	Price	Trade Date
	BY	65,700	3.1259	8/27/2007
	BY	123,403	3.0729	8/28/2007
	BY	82,350	3.0584	8/30/2007
	BY	3,087	3.08	9/4/2007
	BY	30,000	3.22	9/28/2007
	BY	15,000	3.25	10/26/2007
	BY	50,000	3.32	10/31/2007
	BY	2,300	2.68	11/23/2007
	BY	50,000	2.7384	11/27/2007
	BY	59,473	3.05	12/13/2007
	BY	15,527	3.0478	12/14/2007
	SL	(15,482)	2.9535	12/18/2007
	BY	15,000	3.01	12/19/2007
	SL	(5,000)	3.03	12/20/2007
	SL	(70,000)	3.09	12/21/2007
	SL	(10,000)	3.08	12/21/2007
	BY	25,000	3.08	12/21/2007
	BY	10,000	3.05	12/24/2007
	SL	(2,800)	3.1014	12/26/2007
	BY	25,000	2.99	12/31/2007
	BY	113,443	2.6555	1/9/2008
	SL	(21,600)	2.8728	1/16/2008
	SL	(419,220)	2.7	1/24/2008
	SL	(50,000)	2.7004	1/24/2008
	SL	(1,001)	2.74	1/24/2008
	SL	(340,454)	2.72	1/28/2008
	BY	17,389	2.6512	1/28/2008
	BY	30,972	2.7032	1/29/2008
	BY	62,561	2.6315	1/30/2008
	BY	65,546	2.7057	1/31/2008
	BY	46,595	2.8395	2/1/2008
	BY	6,384	2.83	2/4/2008
	BY	23,616	2.7414	2/5/2008
	BY	13,840	2.6	2/6/2008
	BY	15,000	2.64	2/7/2008
	BY	10,000	2.58	2/8/2008
	BY	34,982	2.7657	2/13/2008
	BY	121,183	2.8554	2/21/2008
	BY	78,817	2.7783	2/22/2008
	SL	(900)	2.89	3/5/2008
	SL	(1,000,000)	2.73	3/6/2008
	BY	50,000	2.688	3/17/2008
	SL	(500,000)	2.6	3/28/2008
	BY	21,653	2.62	3/31/2008

Name	Trans Code	Quantity	Price	Trade Date
RIM Investment Advisory Clients	BY	7,174	3.6193	7/26/2007
	BY	9,977	3.6193	7/26/2007
	BY	3,805	3.62	7/27/2007
	BY	5,292	3.62	7/27/2007
	BY	9,558	3.6073	7/30/2007
	BY	13,292	3.6073	7/30/2007
	BY	36,162	3.6092	7/31/2007
	BY	50,288	3.6092	7/31/2007
	BY	19,299	3.6068	8/1/2007
	BY	26,837	3.6068	8/1/2007
	BY	18,841	3.0729	8/2/2007
	BY	27,812	3.5618	8/2/2007
	BY	3,043	3.5363	8/3/2007
	SL	(1,946)	3.2208	8/6/2007
	BY	8,031	2.93	8/7/2007
	BY	10,569	2.9175	8/8/2007
	BY	172,177	2.9	8/8/2007
	BY	7,673	2.7499	8/10/2007
	BY	43,109	3.0826	8/14/2007
	BY	63,247	3.0221	8/15/2007
	BY	13,330	2.992	8/16/2007
	BY	9,257	3.0181	8/17/2007
	BY	18,417	3.1207	8/24/2007
	BY	11,805	3.1259	8/27/2007
	BY	11,282	3.0729	8/28/2007
	BY	1,287,161	3.03	8/28/2007
	BY	11,271	3.0684	9/5/2007
	BY	77,244	3.0684	9/5/2007
	BY	61,189	3.0535	9/6/2007
	BY	196,821	3.0599	9/7/2007
	BY	63,065	3.0661	9/10/2007
	BY	100,667	3.1371	9/11/2007
	BY	145,403	3.2339	9/12/2007
	BY	3,369	3.25	9/13/2007
	BY	181,289	3.74	10/16/2007
	BY	50,000	2.85	11/12/2007
	BY	6,972	3.03	12/26/2007
	BY	75,000	2.7477	1/17/2008
	BY	25,000	2.64	1/23/2008
	BY	419,220	2.7	1/24/2008
	BY	75,000	2.6512	1/28/2008
	BY	340,454	2.72	1/28/2008
	BY	50,000	2.5797	2/8/2008
	BY	2,253	2.77	2/15/2008

Name	Trans Code	Quantity	Price	Trade Date
	BY	147,300	2.7745	2/19/2008
	BY	145,447	2.8071	2/20/2008
	BY	500,000	2.6	3/28/2008
	BY	1,237	2.62	3/31/2008
	BY	2,110	2.62	3/31/2008
	BY	2,188	3.5618	08/03/2007
	SL	(1,383)	2.93	08/06/2007
	BY	5,441	2.9175	08/07/2007
	SL	(12,052)	2.7499	08/08/2007
	BY	7,159	3.0826	08/08/2007
	BY	5,088	3.0221	08/10/2007
	BY	17,787	2.992	08/14/2007
	BY	26,129	3.0181	08/15/2007
	BY	9,031	3.1207	08/16/2007
	BY	3,825	3.1259	08/17/2007
	BY	7,609	3.0729	08/24/2007
	BY	4,877	3.0684	08/27/2007
	BY	6,346	3.2208	08/28/2007
	BY	4,405	2.9	09/05/2007
	SL	(181,289)	3.74	10/16/2007
B. Riley & Co., LLC	BY	50,000	2.74	11/20/2007
	BY	25,000	2.69	11/21/2007
	BY	10,000	2.83	11/23/2007
	BY	25,000	2.76	11/26/2007
	SL	10,000	2.84	11/28/2007
	BY	300,000	2.92	1/16/2008
	SL	124,200	2.785	1/31/2008
	SL	(200)	2.76	3/6/2008
	BY	200	2.71	3/6/2008
	BY	1,600	2.76	3/13/2008
	SL	13,614	2.89	3/25/2008
	SL	(200,000)	2.6	3/28/2008
B. Riley Managed Account	BY	692,891	2.6804	8/9/2007
	SL	(50,000)	3.6044	10/15/2007
	SL	(100,000)	3.7696	10/16/2007
	BY	50,000	3.6909	10/23/2007
	BY	69,877	2.9227	11/13/2007
	BY	130,123	2.8625	11/14/2007
	BY	50,000	2.71	11/19/2007
	BY	10,000	2.71	1/22/2008
	SL	(26,892)	2.9909	2/27/2008
	SL	(3,911)	2.99	2/28/2008
	BY	5,000	2.9108	2/28/2008
	SL	(15,200)	2.8304	3/18/2008

Name	Trans Code	Quantity	Price	Trade Date
	SL	(3,900)	2.86	3/19/2008
	SL	(2,900)	2.91	3/25/2008
	BY	200,000	2.6	3/28/2008
B. Riley & Co. Retirement Trust	BY	30,000	3.2153	9/17/2007
	BY	20,000	2.7	3/17/2008
Bryant Riley (including children)	BY	67,085	3.03	12/27/2007
	BY	7,915	3.03	12/28/2007
	BY	21,301	2.8864	1/2/2008
	BY	28,699	2.8747	1/3/2008
	BY	100,000	2.76	1/4/2008
	BY	100,000	2.6925	1/8/2008
	SL	(300,000)	2.92	1/16/2008
	BY	25,000	2.69	1/18/2008
	SL	(50,000)	2.7004	1/24/2008
	BY	2,000	2.7	3/17/2008
	BY	2,000	2.7	3/17/2008
	BY	2,000	2.7	3/17/2008
	BY	2,000	2.7	3/17/2008